FRANKLIN TOWERS ENTERPRISES, INC.
5 Ash Drive
Center Barnstead, New Hampshire 03225
Telephone: (702) 966-0436
Facsimile: (516) 908-5260

July 14, 2006

BY EDGAR AND
FACSIMILE (202) 772-9206

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4561
Attention: John D. Reynolds

Re:	Franklin Towers Enterprises, Inc.
Registration Statement on Form SB-2 Filed on June 21, 2006, as amended on July 10, 2006
File Number 333-135199

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), Franklin Towers Enterprises, Inc. (the “Company”) hereby requests that the Registration Statement described above (the “Registration Statement”) be accelerated so that it will become effective at 5:00 p.m. on July 20, 2006, or as soon as practicable thereafter. In connection with such request, the undersigned, being the sole officers and directors of the Company, hereby acknowledge the following:

1.  Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in their filing.

3.  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 284-1740. Thank you for your attention to this matter.

Very truly yours,

Franklin Towers Enterprises, Inc.

By:	//s/ Kelly Fan
Name:	Kelly Fan
Title:	President, Chief Executive Officer, Treasurer, Secretary and Director
(Principal Executive, Financial, and Accounting Officer)